Exhibit 99.1

N E W S   R E L E A S E

TALISMAN ENERGY FIRST QUARTER RESULTS
CASH FLOW UP 5% TO $851 MILLION
PRODUCTION UP 4% TO 462,000 BOE/D
$1 BILLION IN NON-CORE ASSET SALES

CALGARY, Alberta, May 1, 2012 – Talisman Energy Inc. (TSX:TLM) (NYSE:TLM) reported its operating and financial results for the first quarter of 2012. All values in this release are in US$ unless otherwise stated.

•	Cash flow1 was $851 million, up 5% over the first quarter of last year and 3% higher than the prior quarter.

•	Net income was $291 million, compared to a net loss of $326 million in the first quarter of 2011 and a net loss of $117 million in the fourth quarter.

•	Earnings from operations1 were $167 million, compared to $157 million a year earlier and $114 million in the previous quarter.

•	Production was up 4%, with record sales in Southeast Asia and higher volumes in Colombia and shale. Liquids volumes in Southeast Asia and North America are up 35% year over year.

•	$1 billion of non-core asset sales have been agreed in North America; net debt1 was down to $4 billion from $4.5 billion at year-end.

•	Capital spending will be further cut to approximately $3.6 billion in 2012.

•	In Papua New Guinea, Mitsubishi Corporation (MC) was brought in as a strategic partner; natural gas resource aggregation continues with success at Elevala-2 and Ketu-2.

•	Discovery of light oil was confirmed in the Kurdamir-2 well.

“The first quarter was very strong operationally, and we have made significant progress towards meeting key objectives set out in our January guidance,” said John A. Manzoni, President and Chief Executive Officer.

“On a macro level, although oil prices are a bit stronger, North American gas prices are weaker than we anticipated coming into the year. As a result, we are taking additional steps to reduce capital spending in dry gas plays in North America. We are now projecting total capital expenditure on exploration and development activities to be around $3.6 billion for the year. For the remainder of the year, we anticipate spending only about $200 million on dry gas activities in North America, primarily to maintain land and options for the future.

“We have reached agreements to sell approximately $1 billion in non-core assets in North America, which further strengthens our balance sheet. We are continuing to look at other options to focus our

1 The terms “cash flow,” “earnings from operations” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

portfolio, including potential dilution of redevelopment projects in the North Sea, and high grading our exploration portfolio.

“Production averaged 462,000 boe/d, up 4% from both a year ago and the fourth quarter of last year, driven by growth in both North American shale and Southeast Asia. Planned maintenance turnarounds will result in lower volumes in the second and third quarters, and lower capital spending will impact North American natural gas volumes over the rest of this year.

“Underlying production growth for the year is now projected to be at the bottom of our production growth guidance range of 0 – 5%, due to the further reduction of capital in our dry gas assets. The actual outcome will depend on the asset disposals we make through the year.

“Our shift towards liquids-rich opportunities in North America continued during the quarter. We are currently running 12 rigs in the Eagle Ford shale, up from 10 at year-end. In Southeast Asia we set a new production record. Natural gas sales in the region averaged 548 mmcf/d, up 11% year over year, with realized prices averaging $9.85/mcf.

“In the UK, the Tartan field was brought back onstream in March after several months of safety-related work. The Claymore field, which was also subject to an extended turnaround for safety-related work, was brought back onstream in October of last year, and produced around 10,000 bbls/d over the first quarter.

“In Norway, we have been progressing independent technical studies as part of our assurance processes as operator of the Yme field. These studies indicate that a substantial amount of work is still required to complete the facility to meet Norwegian specifications.

“Given this uncertain timing, we are removing Yme from our forward production projections and have taken the prudent step of writing down a portion of the carrying value of the project (a writedown of $248 million after tax), which we believe represents a sensible view of the range of potential outcomes. We are committed to successful startup of the field and will continue to work with our partners and the contractor to achieve this. At the same time, we are considering all options to complete the Yme development.

“In Colombia, Talisman, like others, is experiencing delays in the regulatory permitting process. We are working with the government and our partners and are expecting to see a ramp up of activity in the latter part of the year.

 “We are excited about the results of the Kurdamir-2 well in the Kurdistan Region of northern Iraq. The well tested light oil, condensate and natural gas from a portion of an upper zone. We are currently drilling deeper zones and plan to further test the well this summer.

“In Papua New Guinea (PNG), we are very pleased to have Mitsubishi Corporation (MC) as a strategic partner going forward. In addition to funding $280 million of the future program, they bring global and regional gas market expertise. Drilling results in PNG continue to be encouraging, and our gas aggregation plans are on track.

“In summary, we will continue the course set out in January: reducing spending, directing more capital to liquids plays and continuing to focus and high grade our portfolio. Our balance sheet is strong, and we are encouraged by continuing exploration success in Colombia, PNG and Kurdistan.”

Financial Results

March 31	Three Months Ended
	2012	2011

Cash flow2 ($ million)	851	811
Cash flow per share2	0.83	0.79

Net income (loss) ($ million)	291	(326)
Net income (loss) per share	0.28	(0.32)

Earnings from operations2 ($ million)	167	157
Earnings from operations per share2	0.16	0.15

Average shares outstanding – basic (million)	1,023	1,022

Cash flow was $851 million compared to $811 million in the same period last year, due mainly to higher volumes, oil prices and Southeast Asian natural gas prices, offset by lower North American gas prices, higher royalties and higher operating costs.

Net income was up, reflecting the increase in cash flow plus gains on asset sales, lower dry hole expense and lower exploration expense, a smaller loss on derivatives, a share-based payments recovery and lower taxes, offset by a partial writedown of the Yme project and higher DD&A.

Earnings from operations, which reflect the underlying operations of the company, increased by 6% over the same period last year. Capital expenditure, including exploration expensed2 in the quarter, was $1.1 billion. Net debt2 at the end of the first quarter was $4 billion, down from $4.5 billion at the end of 2011.

2 The terms “cash flow,” “cash flow per share,” “earnings from operations,” “earnings from operations per share,” “capital expenditure, including exploration expensed” and “net debt” are non-GAAP measures. Please see the advisories and reconciliations elsewhere in this news release.

Netbacks

March 31	Three Months Ended
	2012	2011
Total company netback ($/boe)	$36.79	$40.58
Oil and liquids netback ($/bbl)	$68.02	$64.66
Natural gas netback ($/mcf)	$2.61	$3.58

Talisman’s realized sales price of $65.14/boe was relatively unchanged compared to the same period in 2011, since higher global oil and liquids and Southeast Asian natural gas prices were offset by lower gas prices in North America.

The company’s average netback was $36.79/boe, 9% lower than 2011 due to higher royalties and unit operating expenses. Natural gas netbacks in Southeast Asia increased 12% to $5.83/mcf.

WTI oil prices averaged $102.93, up 9% from the first quarter of last year. NYMEX natural gas prices averaged $2.77, a 33% decrease from a year ago due to continued natural gas oversupply in North America.

Production

March 31	Three Months Ended
	2012	2011
Oil and liquids (mbbls/d)
North America	28	21
North Sea	89	123
Southeast Asia	45	33
Other	25	20
Total oil and liquids (mbbls/d)	187	197
Natural gas (mmcf/d)
North America	1,024	885
North Sea	43	82
Southeast Asia	548	493
Other	37	24
Total natural gas (mmcf/d)	1,652	1,484
Total (mboe/d)	462	444
Assets held for sale – North America (mboe/d)	7	8
Production from ongoing operations (mboe/d)	455	436

Total production and production from ongoing operations increased by 4% over the previous year, due principally to increased oil and gas volumes in Colombia and Southeast Asia and shale volumes in North America, partially offset by lower North Sea production.

North America

Production
March 31	Three Months Ended
	2012	2011
Shale (mmcfe/d)
Marcellus	529	351
Montney/other	70	76
Eagle Ford	76	23
Total shale (mmcfe/d)	675	450

Conventional total (mboe/d)	79	86
Assets held for sale (mboe/d)	7	8

Total NAO production (mboe/d)	198	169

We are well positioned in some of the top-tier shale plays in North America. We are shifting our focus to the liquids-rich parts of our portfolio and expect to grow our liquids production from approximately 25,000 bbls/d in 2012 to over 60,000 bbls/d by 2015.

In North America, production averaged 198,000 boe/d for the first quarter, up 17% from a year ago. Liquids volumes averaged 28,000 boe/d, an increase of 33%.

Talisman sold non-core, non-producing coal properties in Northeast British Columbia for $500 million in cash, and has secured buyers for two non-core conventional oil and gas properties, with additional proceeds of approximately $500 million. These deals are expected to close in the second quarter.

We continue to ramp up our development program in the liquids-rich Eagle Ford, with 12 rigs active at quarter end. During the quarter, Talisman signed a number of deals with midstream companies to secure significant, long-term egress.

In the liquids-rich Duvernay, we drilled the second well of a six-well pilot program.

In the Pennsylvania Marcellus, gas production was 529 mmcf/d, up 51% over the prior year with 36 wells coming onstream this quarter. We have reduced the number of rigs from 10 at the end of December to one in April, reflecting the company’s shift away from dry gas to higher-value liquids projects. In February, Pennsylvania introduced a retroactive impact fee. This increased our operating costs in the quarter by $21 million, $18 million of which reflected a non-recurring, one-time impact for wells that were drilled pre-2012.

In the Montney, we have reduced the number of rigs from 11 at the end of 2011 to four currently, with plans to further reduce this to three.

Southeast Asia

Production
March 31	Three Months Ended
	2012	2011
Malaysia liquids (mbbls/d)	18	17
Malaysia gas (mmcf/d)	128	113
Malaysia total (mboe/d)	39	36
Indonesia liquids (mbbls/d)	12	11
Indonesia gas (mmcf/d)	421	379
Indonesia total (mboe/d)	82	74
Vietnam (mboe/d)	2	2
Australia (mboe/d)	13	3
Total (mboe/d)	136	115

Southeast Asia is a cash-positive growth area, where the majority of our gas sales contracts are linked to oil price benchmarks. It is expected to grow at an average of approximately 8% per year through the medium term. The region is one of the fastest growing natural gas markets in the world.

Liquids production averaged 45,000 bbls/d in the quarter, an increase of 36% over last year. Natural gas sales averaged 548 mmcf/d, a new record, with prices averaging $9.85/mcf.

In Malaysia, the company achieved record gas sales of 128 mmcf/d, 13% higher than the same period last year, reflecting continued optimization initiatives at PM-3 CAA and strong regional gas demand. Talisman plans to drill up to six development wells on the block this year.

In Indonesia, production was higher than the same period last year principally due to Jambi Merang volumes and improved operational efficiency at the Tangguh LNG plant. Facility optimizations were completed at the Suban gas plant in the Corridor PSC, increasing gross throughput by approximately 45 mmcf/d. Overall, the Corridor PSC is now producing at record levels of over 1 bcf/d gross sales gas.

In Vietnam, production averaged 2,000 bbls/d. The Hai Su Trang and Hai Su Den (HST/HSD) development, which was sanctioned in December 2011, is progressing on schedule and on budget, with first production planned for the second half of 2013.

Production from Australia/Timor-Leste JPDA averaged 13,000 bbls/d, an increase of 30% over the previous period, due primarily to current production from Kitan, which continues to exceed our expectations.

North Sea

Production (mboe/d)
March 31	Three Months Ended
	2012	2011
UK	63	92
Norway	33	44
Total (mboe/d)	96	136

The North Sea is an important cash generator for the company. We continue to maximize value from these assets by improving operational efficiency. At the same time, we will seek to reduce our exposure in this region.

In the UK, production recommenced at the Tartan platform at the end of March. Claymore has also been up and running since the fourth quarter of 2011. A new well was brought onstream at Auk North, and the Fulmar coil tubing campaign was successfully completed.

Production decreased 4% compared to the fourth quarter of 2011 and was down 29% year over year as a result of a pump failure at Auk North, technical issues with compressors at Claymore and the Ross/Blake facility, and the shutdown at Tartan. In addition, we are seeing both natural declines and water breakthrough at Rev and Tweedsmuir. We continue to work to improve facilities reliability and take remedial actions to offset some of the water breakthrough issues. Planned maintenance activities will result in lower volumes in the second and third quarters.

In Norway, Talisman remains committed to the safe development of the Yme field but we are concerned with the continued delays in the delivery of the facility. Recent technical studies indicate that a substantial amount of work is still required to complete the facility. We are removing the field from our forward production projections pending the development of a work plan to complete the facility to Norwegian specifications.

As such Talisman has taken the prudent step of writing down a portion of the carrying value of the project. Talisman continues to work closely with the Yme partners and the contractor to fully understand the remaining scope of work. At the same time, we are considering all options to complete the Yme development.

Yme is a turnkey, lump sum lease arrangement, which means that the platform belongs to the contractor and is their project to deliver. Upon delivery, Talisman will lease the facility and begin production.

International Exploration

We have created an exploration portfolio focused on material prospects including near-term oil growth and large Asian gas opportunities. We are looking to expand our portfolio in areas that have significant resource potential and low finding costs. We will continue to high grade our assets by seeking new organic options and rationalizing others at an earlier stage in the cycle.

During the quarter, Talisman confirmed the presence of light oil at Kurdamir-2 in the Kurdistan Region of northern Iraq. An open hole drillstem test flowed at unstimulated rates of 7.3 mmcf/d of natural gas and 950 bbls/d of oil and condensate, with no indications of water and no observed decline. A total of 140 metres of gross reservoir (88 metres net) was identified through wireline logging. The well is drilling ahead toward underlying Eocene and Cretaceous targets, with additional testing of the Oligocene planned after the well has finished drilling.

In Papua New Guinea, the company farmed out interests in nine licences in the Western Province to Mitsubishi Corporation (MC), at a value of approximately $280 million. Following government approval of MC’s entry, Talisman’s and MC’s respective equity positions will average approximately 40% and 20%. The natural gas aggregation project continues in the Western Province, with successful results from the Elevala-2 and Ketu-2 wells. Offshore Vietnam, Talisman has just spud its first exploration well in the Nam Con Son basin.

In Colombia, an additional stratigraphic well, Akacias Es-1, has been drilled on Block CP0-9, and preliminary results are very encouraging. In the Niscota block, the Huron-2 appraisal well is expected to finish drilling mid-year.

In the first quarter, production from Colombia averaged 17,000 boe/d with excellent performance from new wells and facilities debottlenecking.

In Peru, the Situche Norte-4X well reached its target depth. It failed to encounter a commercially viable reservoir and has been plugged and abandoned.

Talisman Energy Inc. is a global, diversified, upstream oil and gas company, headquartered in Canada. Talisman’s three main operating areas are North America, the North Sea and Southeast Asia. The company also has a portfolio of international exploration opportunities. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York Stock Exchanges under the symbol TLM. Please visit our website at www.talisman-energy.com.

For further information, please contact:

Media and General Inquiries	Shareholder and Investor Inquiries
David Mann, Vice-President	Lyle McLeod, Vice-President
Corporate & Investor Communications	Investor Relations
Phone: 403-237-1196 Fax: 403-237-1210	Phone: 403-237-1020 Fax: 403-237-1902
E-mail: tlm@talisman-energy.com	E-mail: tlm@talisman-energy.com

11-12

Forward-Looking Information

This news release contains information that constitutes “forward-looking information” or “forward-looking statements” (collectively “forward-looking information”) within the meaning of applicable securities legislation. This forward-looking information includes, among others, statements regarding: business strategy, priorities and plans; expected capital spending and allocation; potential reductions of exposure in the North Sea and the high grading of the exploration portfolio; expected production; expected delays, remaining work, effects on timing and consideration of options at Yme; potential further testing of the Kurdamir-2 well; expected increase in liquids productions; expected timing of the closing of the two non-core conventional oil and gas property sales; expected rigs in the Montney; planned drilling in Malaysia; expected first production at HST/HSD; planned maintenance and corresponding declines in production in the North Sea; expected completion of the drilling of the Huron-2 appraisal well; and other business strategy, plans and priorities.

The factors or assumptions on which the forward-looking information is based include: assumptions inherent in current guidance; projected capital investment levels; the flexibility of capital spending plans and the associated sources of funding; the successful and timely implementation of capital projects; the continuation of tax, royalty and regulatory regimes; ability to obtain regulatory and partner approval; commodity price and cost assumptions; and other risks and uncertainties described in the filings made by the company with securities regulatory authorities. The company believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Forward-looking information for periods past 2012 assumes escalating commodity prices.

Undue reliance should not be placed on forward-looking information. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks which could cause actual results to vary and in some instances to differ materially from those anticipated by Talisman and described in the forward-looking information contained in this news release. The material risk factors include, but are not limited to: the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas, market demand and unpredictable facilities outages; risks and uncertainties involving geology of oil and gas deposits; uncertainty related to securing sufficient egress and markets to meet shale gas production; the uncertainty of reserves and resources estimates, reserves life and underlying reservoir risk; the uncertainty of estimates and projections relating to production, costs and expenses; the impact of the economy on the ability of the counterparties to the company’s commodity price derivative contracts to meet their obligations under the contracts; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; fluctuations in oil and gas prices, foreign currency exchange rates and interest rates; the outcome and effects of any future acquisitions and dispositions; health, safety and environmental risks; uncertainties as to the availability and cost of financing and changes in capital markets; risks in conducting foreign operations (for example, political and fiscal instability or the possibility of civil unrest or military action); changes in general economic and business conditions; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; and results of the company’s risk mitigation strategies, including insurance and any hedging activities.

The foregoing list of risk factors is not exhaustive. Additional information on these and other factors, which could affect the company’s operations or financial results, are included in the company’s most recent Annual Information Form. In addition, information is available in the company’s other reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC). Forward-looking information is based on the estimates and opinions of the company’s management at the time the information is presented. The company assumes no obligation to update forward-looking information should circumstances or management’s estimates or opinions change, except as required by law.

Unless the context indicates otherwise, references in this news release to “Talisman” or the “company” include, for reporting purposes only, the direct or indirect subsidiaries of Talisman Energy Inc. and the partnership interests held by Talisman Energy Inc. and its subsidiaries. Such use of “Talisman” or the “company” to refer to these other legal entities and partnership interests does not constitute waiver by Talisman Energy Inc. or such entities or partnerships of their separate legal status, for any purpose.

The completion of any contemplated disposition or acquisition is contingent on various factors, including favourable market conditions, the ability of the company to negotiate acceptable terms of sale and receipt of any required approvals for such disposition.

Oil and Gas Information

Throughout this news release, Talisman makes reference to production volumes. Unless otherwise stated, such production volumes are stated on a gross basis, which means they are stated prior to the deduction of royalties and similar payments. In the US, net production volumes are reported after the deduction of these amounts.

Barrel of oil equivalent (boe) throughout this news release is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil (bbl). This news release also includes reference to mcf equivalents (mcfes) which are calculated at a conversion rate of one barrel of oil to 6,000 cubic feet of gas. Boes and mcfes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf:1 bbl and an mcfe conversion ratio of 1 bbl: 6 mcf are based on an energy equivalence conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Talisman also discloses its company netbacks in this news release. Netbacks per boe are calculated by deducting from sales price associated royalties, operating and transportation costs.

Non-GAAP Financial Measures

Included in this news release are references to financial measures commonly used in the oil and gas industry such as cash flow, earnings from operations, capital expenditure including exploration expensed and net debt. These terms are not defined by International Financial Reporting Standards (IFRS). Consequently, these are referred to as non-GAAP measures. Talisman’s reported results of such measures may not be comparable to similarly titled measures reported by other companies.

Cash Flow
US$ million, except per share amounts

	Three Months Ended
	March 31, 2012	March 31, 2011

Cash provided by operating activities	980	883
Changes in non-cash working capital	(154)	(127)
Add: Exploration expenditure	56	112
Add: Pennsylvania impact fee1	18	–
Less: Finance costs (cash)	(49)	(57)
Cash flow	851	811
Cash flow per share	0.83	0.79
Diluted cash flow per share	0.83	0.79

1.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.

Cash flow, as commonly used in the oil and gas industry, represents net income before exploration costs, DD&A, deferred taxes and other non-cash expenses. Cash flow is used by the company to assess operating results between years and between peer companies using different accounting policies. Cash flow should not be considered an alternative to, or more meaningful than, cash provided by operating, investing and financing activities or net income as determined in accordance with IFRS as an indicator of the company’s performance or liquidity. Cash flow per share is cash flow divided by the average number of common shares outstanding during the period. Diluted cash flow per share is cash flow divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on May 1, 2012. A reconciliation of cash provided by operating activities to cash flow is provided above.

Earnings from Operations
US$ million, except per share amounts

	Three Months Ended
	March 31, 2012	March 31, 2011

Net income (loss)	291	(326)
Gain on disposal (tax adjusted)	(377)	(68)
Unrealized loss on financial instruments (tax adjusted)1	37	263
Share-based payments (tax adjusted)2	(46)	108
Foreign exchange on debt (tax adjusted)	15	8
Impairment (tax adjusted)	302	39
Pennsylvania impact fee (tax adjusted)3	11	–
Deferred tax adjustments4	(66)	133
Earnings from operations	167	157
Earnings from operations per share	0.16	0.15
Diluted earnings from operations per share	0.16	0.15

1.	Unrealized loss on financial instruments relates to the change in the period of the mark-to-market value of the company’s held-for-trading financial instruments.
2.
Share-based payments relate principally to the mark-to-market value of the company’s outstanding stock options and cash units at March 31. The company uses the Black-Scholes option pricing model to estimate the fair value of its share-based payment plans.

3.	Pennsylvania impact fee amount represents the one-time impact of the retrospective application of the legislation to wells drilled pre-2012.
4.
Deferred tax adjustments largely comprise tax on foreign exchange on tax pools. The three-month period ended March 31, 2011 also includes a deferred tax expense of $225 million in respect of a UK tax rate change occurring in that period.

Earnings from operations are calculated by adjusting the company’s net income (loss) per the financial statements for certain items of a non-operational nature, on an after tax basis. The company uses this information to evaluate performance of core operational activities on a comparable basis between periods. Earnings from operations per share are earnings from operations divided by the average number of common shares outstanding during the period. Diluted earnings from operations per share are earnings from operations divided by the diluted number of common shares outstanding during the period, as reported in the interim condensed consolidated financial statements filed on May 1, 2012. A reconciliation of net income (loss) to earnings from operations is provided above.

Capital Expenditure Including Exploration Expensed
US$ million

	Three Months Ended
	March 31, 2012	March 31, 2011

Exploration, development and other	1,011	910
Exploration expensed	56	112
Capital expenditure including exploration expensed	1,067	1,022

Capital expenditure including exploration expensed is calculated by adjusting the capital expenditure per the financial statements for exploration costs that were expensed as incurred.

Net Debt
US$ million

	Three Months Ended
	March 31, 2012	March 31, 2011

Long-term debt	4,741	4,895
Bank indebtedness	–	60
Cash and cash equivalents	(732)	(474)
Net debt	4,009	4,481

Net debt is calculated by adjusting the company’s long-term debt per the financial statements for bank indebtedness, cash and cash equivalents. The company uses this information to assess its true debt position and eliminate the impact of timing differences.

Talisman Energy Inc.
Highlights
(unaudited)
	Three months ended March 31
	2012	2011
Financial
(millions of US$ unless otherwise stated)
Cash flow (1)	851	811
Net income (loss)	291	(326)
Capital expenditure including exploration expensed (1)	1,067	1,022
Per common share (US$)
Cash flow (1)	0.83	0.79
Net income (loss)	0.28	(0.32)
Production
(Daily Average - Gross)
Oil and liquids (bbls/d)
North America	27,940	21,083
North Sea	88,753	122,358
Southeast Asia	44,848	32,858
Other	25,379	20,157
Total oil and liquids	186,920	196,456
Natural gas (mmcf/d)
North America	1,024	885
North Sea	43	82
Southeast Asia	548	493
Other	37	24
Total natural gas	1,652	1,484
Total mboe/d (2)	462	444
Prices
Oil and liquids (US$/bbl)
North America	77.20	68.78
North Sea	120.53	104.91
Southeast Asia	122.99	117.27
Other	124.93	114.37
Total oil and liquids	115.24	104.07
Natural gas (US$/mcf)
North America	2.49	4.06
North Sea	9.91	8.56
Southeast Asia	9.85	8.74
Other	5.21	5.64
Total natural gas	5.19	5.89
Total (US$/boe) (2)	65.14	65.75

(1)	Cash flow, capital expenditure including exploration expensed and cash flow per share are non-GAAP measures.
(2)	Barrels of oil equivalent (boe) is calculated at a conversion rate of six thousand cubic feet (mcf) of natural gas for one barrel of oil.

Talisman Energy Inc.
Condensed Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,
(millions of US$)	2012	2011

Assets
Current
Cash and cash equivalents (note 21)	732	474
Accounts receivable	1,569	1,550
Risk management (note 16)	13	42
Inventories	173	164
Prepaid expenses	20	24
Assets held for sale (note 4)	252	-
	2,759	2,254

Other assets (note 8)	112	101
Investments	393	395
Risk management (note 16)	27	24
Goodwill (note 7)	1,308	1,317
Property, plant and equipment (note 9)	15,013	15,909
Exploration and evaluation assets (note 9)	3,852	3,954
Deferred tax assets (note 19)	864	272
	21,569	21,972
Total assets	24,328	24,226

Liabilities
Current
Bank indebtedness	-	60
Accounts payable and accrued liabilities	2,831	2,622
Risk management (note 16)	20	-
Income and other taxes payable	381	371
Current portion of long-term debt (note 13)	892	410
Liabilities associated with assets held for sale (note 4)	116	-
	4,240	3,463

Decommissioning liabilities (note 11)	2,917	2,982
Other long-term obligations (note 14)	341	346
Long-term debt (note 13)	3,849	4,485
Deferred tax liabilities	2,683	2,932
	9,790	10,745

Contingencies and commitments (note 17)

Shareholders' equity
Common shares (note 15)	1,650	1,561
Preferred shares (note 15)	191	191
Contributed surplus	87	186
Retained earnings	7,582	7,292
Accumulated other comprehensive income	788	788
	10,298	10,018
Total liabilities and shareholders' equity	24,328	24,226

Talisman Energy Inc.
Condensed Consolidated Statements of Income (Loss)
(Unaudited)

	Three months ended March 31
(millions of US$)	2012	2011

Revenue
Sales	2,089	1,972
Other income	26	28
Total revenue and other income	2,115	2,000

Expenses
Operating	577	452
Transportation	59	56
General and administrative	121	98
Depreciation, depletion and amortization	603	469
Impairment (note 10)	1,053	102
Dry hole	60	104
Exploration	56	112
Finance costs (note 12)	71	76
Share-based payments expense (recovery) (note 15)	(41)	116
Loss on held-for-trading financial instruments (note 16)	47	319
Gain on asset disposals (note 4)	(505)	(92)
Other, net (note 18)	77	58
Total expenses	2,178	1,870
Income (loss) before taxes	(63)	130
Income taxes (note 19)
Current income tax	433	443
Deferred income tax (recovery)	(787)	13
	(354)	456
Net income (loss)	291	(326)

Per common share (US$):
Net income (loss)	0.28	(0.32)
Diluted net income (loss)	0.25	(0.32)
Weighted average number of common shares outstanding (millions)
Basic	1,023	1,022
Diluted	1,028	1,022

Talisman Energy Inc.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three months ended March 31
(millions of US$)	2012	2011

Operating activities
Net income (loss)	291	(326)
Add: Finance costs (cash and non-cash) (note 12)	71	76
Items not involving cash (note 20)	464	1,006
	826	756
Changes in non-cash working capital	154	127
Cash provided by operating activities	980	883

Investing activities
Capital expenditures
Exploration, development and other	(1,011)	(910)
Corporate acquisitions, net of cash acquired (note 5)	-	(175)
Property acquisitions	(2)	(31)
Proceeds of resource property dispositions (note 4)	502	249
Acquisition deposit	-	18
Investments	(3)	54
Changes in non-cash working capital	70	(140)
Cash used in investing activities	(444)	(935)

Financing activities
Long-term debt repaid (note 13)	(429)	(308)
Long-term debt issued (note 13)	258	-
Common shares issued (note 15)	2	79
Common shares purchased (note 15)	(4)	(18)
Finance costs (cash)	(49)	(57)
Deferred credits and other	(7)	(3)
Preferred share dividend	(3)	-
Changes in non-cash working capital	7	(1)
Cash used in financing activities	(225)	(308)
Effect of translation on foreign currency cash and cash equivalents	7	26
Net increase (decrease) in cash and cash equivalents	318	(334)
Cash and cash equivalents net of bank indebtedness, beginning of period	414	1,653
Cash and cash equivalents net of bank indebtedness, end of period	732	1,319

Cash and cash equivalents (note 21)	732	1,327
Bank indebtedness	-	(8)
Cash and cash equivalents net of bank indebtedness, end of period	732	1,319

Talisman Energy Inc.
Segmented Information
(unaudited)

	North America1		North Sea2		Southeast Asia3		Other4		Total
	Three months ended March 31		Three months ended March 31		Three months ended March 31		Three months ended March 31		Three months ended March 31
(millions of US$)	2012	2011	2012	2011	2012	2011	2012	2011	2012	2011
Revenue
Sales	363	404	945	1,088	614	386	167	94	2,089	1,972
Other income	21	23	3	5	-	-	2	-	26	28
Total revenue and other income	384	427	948	1,093	614	386	169	94	2,115	2,000
Segmented expenses
Operating	149	111	312	260	98	72	18	9	577	452
Transportation	23	16	20	23	14	15	2	2	59	56
DD&A	273	201	174	186	118	62	38	20	603	469
Impairment	75	-	978	102	-	-	-	-	1,053	102
Dry hole	11	2	(1)	75	3	24	47	3	60	104
Exploration	1	29	14	11	18	52	23	20	56	112
Other	29	7	10	9	1	3	6	-	46	19
Total segmented expenses	561	366	1,507	666	252	228	134	54	2,454	1,314
Segmented income (loss) before taxes	(177)	61	(559)	427	362	158	35	40	(339)	686
Non-segmented expenses
General and administrative									121	98
Finance costs									71	76
Share-based payments (recovery)									(41)	116
Currency translation									31	39
Loss on held-for-trading
financial instruments									47	319
Gain on asset disposals									(505)	(92)
Total non-segmented expenses									(276)	556
Income (loss) before taxes									(63)	130
Capital expenditure
Exploration	33	83	-	51	13	49	56	16	102	199
Development	561	351	229	245	70	71	15	28	875	695
Exploration and development	594	434	229	296	83	120	71	44	977	894
Acquisitions									2	793
Proceeds on dispositions									(502)	(249)
Other non-segmented									31	16
Net capital expenditures									508	1,454
Property, plant and equipment	6,884	6,740	4,821	5,809	2,466	2,501	842	859	15,013	15,909
Exploration and evaluation assets	2,265	2,370	537	538	497	498	553	548	3,852	3,954
Goodwill	131	140	866	866	149	149	162	162	1,308	1,317
Other	1,127	987	1,379	645	568	560	789	788	3,863	2,980
Assets held for sale	237	-	15	-	-	-	-	-	252	-
Segmented assets	10,644	10,237	7,618	7,858	3,680	3,708	2,346	2,357	24,288	24,160
Non-segmented assets									40	66
Total assets5									24,328	24,226
Decommissioning liabilities5	333	394	2,379	2,390	210	208	44	43	2,966	3,035

1. North America	2012	2011	3. Southeast Asia	2012	2011	4. Other	2012	2011
Canada	229	290	Indonesia	288	224	Algeria	54	44
US	155	137	Malaysia	170	123	Colombia	115	50
Total revenue and other income	384	427	Vietnam	41	37	Total revenue and other income	169	94
Canada	3,748	3,937	Australia	115	2	Algeria	274	284
US	3,136	2,803	Total revenue and other income	614	386	Colombia	568	575
Property, plant and equipment	6,884	6,740	Indonesia	1,028	1,023	Property, plant and equipment	842	859
Canada	1,170	1,207	Malaysia	864	883	Colombia	92	75
US	1,095	1,163	Vietnam	313	297	Kurdistan	306	303
Exploration and evaluation assets	2,265	2,370	Papua New Guinea	46	47	Peru	108	133
			Australia	215	251	Other	47	37
2. North Sea	2012	2011	Property, plant and equipment	2,466	2,501	Exploration and evaluation assets	553	548
UK	663	736	Indonesia	12	12
Norway	285	357	Malaysia	33	41
Total revenue and other income	948	1,093	Vietnam	15	5
UK	3,896	3,927	Papua New Guinea	437	440
Norway	925	1,882	Exploration and evaluation assets	497	498
Property, plant and equipment	4,821	5,809
UK	209	210	5. Current year represents balances at March 31.
Norway	328	328	Prior year represents balances at December 31.
Exploration and evaluation assets	537	538